UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Selecta Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

816212104

(CUSIP Number)

Mark A. Haddad

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Tel: (617) 832-1000

Fax: (617) 832-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816212104	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons. Timothy A. Springer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,310,789 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 6,310,789 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,310,789 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 14.1%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 816212104	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons. TAS Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 449,880 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 449,880 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 449,880 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 816212104	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons. Leukon Investments, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,242,354 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 1,242,354 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,242,354 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 816212104	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons. Chafen Lu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 76,418 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 76,418 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,418 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 29251M106	Page 6 of 10 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Shares”), of Selecta Biosciences, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 480 Arsenal Way, Building One, Watertown, Massachusetts 02472. The Issuer’s telephone number is (617) 923-1400.

Item 2.	Identity and Background.

(a)     The names of the reporting persons are Timothy A. Springer (“Dr. Springer”), TAS Partners LLC (“TAS”), Leukon Investments, LP (“Leukon”) and Chafen Lu (“Dr. Lu”). The reporting persons are collectively referred to herein as the “Reporting Persons.” Dr. Springer is a director of the Issuer and Dr. Lu is Dr. Springer’s wife.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)    The business address of each of Dr. Springer, TAS, Leukon and Dr. Lu is 36 Woodman Road, Newton, MA, 02467.

(c)    The present principal occupation or employment of Dr. Springer is the Latham Family Professor and a Professor of Biological Chemistry and Molecular Pharmacology at Harvard Medical School, and the Senior Investigator in the Program in Cellular and Molecular Medicine and a Professor of Medicine at Boston Children’s Hospital, in each case located at 3 Blackfan Circle, Room 3103, Boston, MA 02115.

The present principal occupation or employment of Dr. Lu is an Assistant Professor in Pediatrics at Harvard Medical School and a Research Associate at Boston Children’s Hospital, in each case located at 3 Blackfan Circle, Room 3103, Boston, MA 02115.

The principal business of each of Leukon and TAS is investment management.

(d)    None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)    Each of Dr. Springer and Dr. Lu is a citizen of the United States. Each of TAS and Leukon was formed and operates in the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 25, 2019, as part of an underwritten public offering by the Issuer, Dr. Springer purchased 4,000,000 shares of Common Stock at a price of $1.50 per share for an aggregate purchase price of approximately $6.0 million and Dr. Lu purchased 66,666 shares of Common Stock at a price of $1.50 per share for an aggregate purchase price of approximately $100,000. Each of Dr. Springer and Dr. Lu used personal funds for such acquisitions.

In various open market purchases between November 9, 2017, November 10, 2017 and November 14, 2017, Dr. Springer acquired an aggregate of 101,184 Shares for aggregate consideration of approximately $935,000 (excluding commissions). In various open market purchases on November 9, 2017 and November 10, 2017, Dr. Lu acquired an aggregate of 9,752 Shares for aggregate consideration of approximately $90,000 (excluding commissions). Each of Dr. Springer and Dr. Lu used personal funds for such acquisitions.

CUSIP No. 29251M106	Page 7 of 10 Pages

On June 27, 2017, the Issuer entered into a securities purchase agreement (the “Springer Purchase Agreement”) with Dr. Springer pursuant to which Dr. Springer purchased from the Issuer 338,791 Shares (the “Private Placement Shares”) at a purchase price equal to $17.71 per Share, which was equal to the most recent consolidated closing bid price on the Nasdaq Global Market on June 23, 2017, and warrants to purchase 79,130 Shares (the “Warrant Shares”), exercisable at $17.71 per Share (the “Springer Offering”) at a purchase price of $0.125 per Warrant Share, consistent with Nasdaq Global Market requirements for an “at the market” offering. The Warrant Shares were issued to Dr. Springer pursuant to a separate Common Stock Purchase Warrant (the “Warrant”). The Warrant Shares are exercisable as of the date of grant and have a term of five years. To date, Dr. Springer has not exercised any of the Warrant Shares. The Springer Offering was effected concurrently with a separate private placement pursuant to which the Company sold to certain institutional investors (the “Investors”) an aggregate of 2,750,000 Shares at a purchase price equal to $16.00 per Share.

Dr. Springer paid an aggregate purchase price of approximately $6.0 million for the Private Placement Shares and the Warrant Shares. The source of funds for such purchase was Dr. Springer’s personal funds. The Springer Purchase Agreement is incorporated herein as Exhibit 99.1 by reference to Exhibit 10.2 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2017. The Warrant is incorporated herein as Exhibit 4.1 by reference to Exhibit 4.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2017. In each case, any description thereof is qualified in its entirety by reference thereto.

Item 4.	Purpose of Transaction.

The applicable Reporting Persons made all acquisitions of Shares as described herein for investment purposes. Except as otherwise described in this statement, neither Dr. Springer nor the other Reporting Persons have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above. The Reporting Persons may change their present intentions at any time and therefore reserve their right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Reporting Persons further reserve the right to increase, decrease (including by distributions in kind to their partners or members) or eliminate their investment in the Issuer, or take any other action relative thereto, in all cases as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer. Any transactions that Dr. Springer or the other Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, diversification of such Reporting Person’s investments, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Item 5.	Interest in Securities of the Issuer.

The information set forth under Item 3 and the cover page of this Statement is incorporated herein by reference into this Item 5.

(a)     The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 44,733,437 Shares issued and outstanding as of March 8, 2019, as reported on the Issuer’s Annual Report on Form 10-K, dated March 15, 2019. All of the Share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of March 8, 2019. The number of Shares beneficially owned by each Reporting Person has not changed since the date of event that requires filing of this Statement, except that on June 16, 2017, the Issuer granted to Dr. Springer, for his service as a director of the Issuer, an option to purchase 6,410 Shares, at an exercise price of $17.47 per share, which vested on June 14, 2018.

CUSIP No. 29251M106	Page 8 of 10 Pages

The Reporting Persons, in the aggregate, beneficially own 6,310,789 Shares, representing approximately 14.1% of such class of securities.

Dr. Springer is the beneficial owner of a total of 6,310,789 Shares, representing approximately 14.1% of the outstanding Shares and consisting of (i) 4,456,597 Shares held directly, (ii) 79,130 Shares underlying warrants exercisable within 60 days of March 8, 2019 held directly, (iii) 6,410 Shares issuable upon exercise of outstanding options within 60 days of March 8, 2019 and held directly, (iv) 445,576 Shares held by TAS, (v) 4,304 Shares underlying warrants exercisable within 60 days of March 8, 2019 held by TAS, (vi) 1,237,028 Shares held by Leukon and (vii) 5,326 Shares underlying warrants exercisable within 60 days of March 8, 2019 held by Leukon, and (viii) 76,418 Shares held by Dr. Lu.

TAS is the beneficial owner of a total of 449,880 Shares, representing approximately 1.0% of the outstanding Shares and consisting of (i) 445,576 Shares and (ii) 4,304 Shares underlying warrants exercisable within 60 days of March 8, 2019. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS.

Leukon is the beneficial owner of a total of 1,242,354 Shares, representing approximately 2.8% of the outstanding Shares and consisting of (i) 1,237,028 Shares and (ii) 5,326 Shares underlying warrants exercisable within 60 days of March 8, 2019. Leukon holds all such Shares directly. LKST, Inc. is the general partner of Leukon and Dr. Springer is the president of LKST, Inc.

Dr. Lu is the beneficial owner of a total of 76,418 Shares, representing approximately 0.2% of the outstanding Shares. Dr. Lu holds all such Shares directly. Dr. Lu is the spouse of Dr. Springer.

(b)    Dr. Springer exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by each of TAS and Leukon. Dr. Springer disclaims beneficial ownership of the Shares held by TAS and Leukon, except to the extent of his pecuniary interest therein. Dr. Lu exercises sole voting and dispositive power over the Shares held by her directly.

(c)    The Reporting Persons have not engaged in any transactions with respect to the Shares during the 60 days before the date of this filing, except as described in Item 3 above.

(d)    No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 2, 3, 4 and 5 of this Statement is incorporated herein by reference.

Dr. Springer, together with the other Investors, entered into a Registration Rights Agreement with the Issuer on June 27, 2017 (the “Registration Rights Agreement”), which provides certain rights with respect to the registration of Shares under the Securities Act of 1933, as amended. Pursuant to the Registration Rights Agreement, the Issuer filed a registration statement on Form S-3 registering the sale by the Issuer of 3,167,921 Shares. The registration statement became effective July 21, 2017. The Registration Rights Agreement is incorporated herein as Exhibit 99.2 by reference to Exhibit 10.4 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2017, and any description thereof is qualified in its entirety by reference thereto.

CUSIP No. 29251M106	Page 9 of 10 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit

4.1	Common Stock Purchase Warrant, dated June 27, 2017, by and between Selecta Biosciences, Inc. and Timothy Springer, Ph.D. (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2017).

99.1	Securities Purchase Agreement, dated June 26, 2017, by and between Selecta Biosciences, Inc. and Timothy Springer, Ph.D. (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2017).

99.2	Registration Rights Agreement, dated June 27, 2017, by and among Selecta Biosciences, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.3 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2017).

99.3	Joint Filing Agreement, filed herewith.

[signature page follows]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2019

/s/ Timothy A. Springer
Timothy A Springer

/s/ Chafen Lu
Chafen Lu

TAS Partners LLC

By:	/s/ Timothy A. Springer

Name:	Timothy A. Springer

Title:	Manager

Leukon Investments, LP By: LKST Inc., its General Partner

By:	/s/ Timothy A. Springer

Name:	Timothy A. Springer

Title:	President